CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD..
233 East 69th Street, Suite 6J
New York, New York 10021

May 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Celeste M. Murphy, Legal Branch Chief; Mail Stop 3720

Re:	China Networks International Holdings Ltd. (the “Company”)
Registration Statement on Form S-4/A (the “Registration Statement”)
File No. 333-157026

Dear Ms. Murphy:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 9:00 am on May 29, 2009 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission, or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, China Networks International Holdings, Ltd.

By:	/s/ Michael E. Weksel
Michael E. Weksel, Director